Filed Pursuant to Rule 433 Registration No. 333-212571

LEVERAGED MARKET-LINKED STEP UP NOTES

	Leveraged Market-Linked Step Up Notes Linked to a Global Equity Basket	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately three years
Market Measure

A global equity basket comprised of the S&P 500® Index (Bloomberg symbol: “SPX”), the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), and the MSCI EAFE® Index (Bloomberg symbol: “MXEA”). The S&P 500® Index will be given an initial weight of 40%, and each of the EURO STOXX 50® Index and the MSCI EAFE® Index will be given an initial weight of 30%

Payout Profile at Maturity

•              If the Market Measure is flat or increases, but is below the Step Up Value, a return equal to the Step Up Payment

•              If the Market Measure increases up to or above the Step Up Value, [130% to 150%] participation in increases in the Market Measure, to be determined on the pricing date

•              1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	118% of the Starting Value
Step Up Payment	$1.80 per unit, an 18% return over the principal amount
Threshold Value	100% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, and are willing to take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/312070/000110465917000874/a17-1262_20fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•                Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•                Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•                Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.

•                The initial estimated value of the notes on the pricing date will be less than their public offering price.

•                If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•                You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•                Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays’s Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.